LEAD INVESTOR



David Guercia

10,000 people are retiring each day. People are living longer. Retirees and investors have a need to convert portions of their workplace retirement saving that they have invested in 401ks and IRS and other retirement saving vehicles into guaranteed retirement income provided by insurance companies. To help investors transfer market-facing retirement assets to guaranteed income through annuities. Gilgal General is pioneering a new exchange trading technology to help deliver a commission-free exchange traded annuities contracts to investors and retirees, commission-free. They are building the next NASDAQ for annuities. Very revolutionary. They are changing the delivery mechanism of how annuities are sold. Gilgal General believes annuities should be bought right an exchange and NOT sold by brokers and advisers charging commission fees. What they are building will dis-intermediate brokers and advisers selling annuities and bring investors and retirees straight to an electronic trading exchange without brokers or advisers.

Invested $25,000 this round & $25,000 previously